September 23, 2014

VIA EDGAR

Joseph Cascarano

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Millennial Media
Form 10-K for the fiscal year ended December 31, 2013

Filed March 3, 2014

File No. 001-35478

Dear Mr. Cascarano:

Millennial Media, Inc. (the “Company”) hereby submits this letter in response to the comment (the “Comment”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 3, 2014 with respect to the above-referenced filing (the “Form 10-K”).  Set forth below is the Company’s response to the Comment.

Form 10-K for the Year Ended December 31, 2013

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 70

Please help us better understand your current product and service offerings and related revenue recognition policy as it appears that your business has continued to evolve. In this regard, we note that your offerings include an ad exchange, a supply side tool and a demand side platform. We further note that you offer advertising campaigns to some of your customers while other customers prefer to interact with you on an automated basis. Please provide us with a specific and comprehensive discussion regarding the nature of each of your product and service offerings and the related revenue recognition policy for each individual offering. Tell us if and how your revenue recognition policy differs based upon whether the product or service offerings are included in an advertising campaign or as an automated arrangement. Please clarify if any of your offerings are part of multiple element arrangements and, if so, provide us with an analysis of your revenue recognition policy for such arrangements. Finally, provide us with a specific and comprehensive discussion of how you have considered whether your offerings should be recognized on a gross or net basis under ASC 605-45-45.

Response to Comment:

Although the Company’s business has evolved slightly during the fourth quarter of 2013, its core business has not significantly changed since the Staff’s revenue recognition comment from February 1, 2012. As described in the Form 10-K, the Company enables its advertiser clients to deliver ad campaigns to a broad reach of consumers on their mobile devices, such as mobile phones and smartphones, tablets and other mobile connected devices, both through apps and mobile websites. The Company also develops relationships with website publishers and application developers to ensure an adequate supply of advertising space on websites and within apps on which the Company’s advertising clients can deliver their ad campaigns. Substantially all of the Company’s revenue is generated from the sale of advertising campaigns to advertiser clients pursuant to industry-standard insertion order, or IO, contracts.  These IO contracts typically include Interactive Advertising Bureau, or IAB, terms and conditions that are standard for the media industry. Most of the IO contracts that the Company enters into are for one to three month advertising campaigns. The Company negotiates pricing of each insertion order directly with the advertiser client and is solely responsible for delivering the campaign as outlined in the IO. When the Company receives request for proposals from advertiser clients, its operations analysts assess and provide available advertising supply and current pricing.  When the advertiser agrees to the Company’s pricing, an IO is signed.  All IO’s must be approved by one of the Company’s Regional Vice Presidents. The Company is then responsible for the fulfillment of the client’s IO, which includes securing developer apps and mobile websites from which the Company will build audiences and place ads, as well as for customer support. If an advertiser has any issues with its order or service, it seeks resolution of such issues directly through the Company. As a result, the Company bears the sole responsibility for fulfilment of the advertising. The Company considers the performance obligation under its arrangements to be the delivery of an advertising campaign and has concluded that this is the single element in the Company’s arrangement with its advertiser clients.

The Company’s core technology solution, known as MYDAS, is a comprehensive mobile advertising technology and data platform. To deliver an ad campaign, the MYDAS platform performs several tasks in real-time, such as identifying the unique user, targeting ads based on user interest, behavior or location, ensuring that the ad will work over wireless connections of varying quality and speed, and measuring user engagement and ad performance.  MYDAS performs these tasks in order to deliver ads to millions of users through tens of thousands of apps running on thousands of different device types.

In addition to its technology that helps deliver targeted mobile advertising on behalf of its advertiser clients, the Company’s sales force and operations support teams manage client ad campaigns as each campaign is run. Most of the Company’s advertiser clients desire a managed arrangement, meaning that they seek a higher level of customer service from the Company as part of running an ad campaign and buying mobile advertising space.  Other advertiser clients may need less service or desire to buy ad supply from the Company through its MMX ad exchange, as described below.  Regardless of the manner in which the Company delivers the ads on behalf of its clients, the Company’s fees from advertisers are commonly based on the number of ads delivered or the number of user views, clicks or other actions. When the Company recognizes revenue from delivering an ad, the Company pays the developer or publisher for the ad space used.  In order to obtain and maintain its supply of mobile ad space, the Company has a publisher support team that develops and supports its relationships with publishers and developers.

The Company’s supply-side solutions give developers and publishers the opportunity to maximize their ad revenues from their apps and website by displaying ad campaigns. The Company’s supply-side tool, mMedia, is a portal that offers developers and publishers access to the Company’s solutions.  These solutions include the Company’s software development kits, or SDKs, which developers can embed in their apps or websites to enable those apps or websites to receive ads from the Company’s platform, as well as reporting and analytics.  The Company’s developer solutions allow developers and publishers to make better decisions about what ad supply to allocate to the Company’s MYDAS platform.  There is no revenue to the Company generated directly by services the Company provides to developers.

As part of its product offerings, the Company enables its advertiser clients to deliver ads in numerous formats, including:

•                  interactive videos, which can also include buttons within the ad that allow a consumer to take an action and engage with the brand, such as visit a website, make a purchase or recommend the brand on social media sites;

•                  display banners, which are a type of ad format that appears on part of the screen within an app and can be static, animated or expandable, meaning that the ad expands to a full page ad when a user clicks it;

•                  rich media, which refers generally to an interactive ad that exhibits dynamic motion over time or in direct response to user interaction, such as a streaming ticker, an interactive animated presentation or ads that expand when users click or touch a specified location on the device screen;

•                  launch pre-stitials, which are full screen rich media ads, either static image or video, that appear to users before the app loads;

•                  transition interstitials, which are full screen rich media ads, either static image or video, that appear to users at natural transition points in the app, such as between game levels or between the homepage and a unique content page; and

•                  native ad formats, which use the native functionality of the device to display ads or to run ads that are customized to the content on the mobile connected device.

The Company typically does not allow advertising clients to determine the specific apps or websites on which they will advertise. In some cases, a brand advertiser may ask the Company to block advertising to a particular app or site for reasons such as competitive concerns; however, the Company’s platform will ultimately select the apps or mobile sites on which the ad is run.

When an advertiser client provides the Company with an IO requesting that an ad be delivered, the Company fulfills the IO via either the Company’s traditional network or through its demand-side platform, mmDSP.  When an IO is fulfilled on the traditional network, the Company’s MYDAS platform accesses and analyzes volumes of data about the users on the Company’s platform, as well as the Company’s network of apps and mobile websites, in order to reach the targeted audience and to engage them to view the ad or to take a specified action.

Through constant analysis of an IO or the results of a campaign, using its MYDAS platform, the Company may in some cases determine that it could be more efficient and beneficial for the advertiser client to deliver the campaign using mmDSP.  This decision can be made before or during an ad campaign.  mmDSP is not an automated tool for advertiser clients; it is used by the Company and its operations support team to optimize its own fulfillment of its clients’ ad campaigns. The Company connects to other third-party exchanges using mmDSP. If the Company determines that an ad should be delivered using mmDSP, the ad campaign is bid in real time on exchange networks owned by third parties.

In late 2013, the Company launched an ad exchange known as MMX on which advertisers can bid on individual ad impressions. In its early stages, MMX is not yet a fully automated exchange, as the Company continues to manage the advertiser clients that utilize MMX and directs all ad supply that is offered on MMX.  The Company has latitude in establishing price for ad supply that is offered on MMX. The Company uses its MYDAS platform to determine the amount of ad supply that should be offered on MMX. The Company’s revenue derived from ads placed through MMX was less than 0.3% of the Company’s consolidated revenue for the year ended December 31, 2013. If MMX develops into a fully automated exchange, the Company will reevaluate its revenue recognition policy for revenue derived from MMX at that time.

As the Company adds new products and services to be offered to its advertiser clients, the Company evaluates whether the nature of its relationship with its advertiser clients qualifies for gross or net revenue reporting in accordance with ASC 605-45-45. The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company acts as the principal or an agent in the transaction.  The Company considers the following gross and net revenue indicators identified in

ASC 605-45-45 when determining whether the Company is the principal or agent in its revenue transactions:

Indicators of Gross Reporting	Company-Specific Analysis
The company is the primary obligor in the arrangement.

Advertiser clients place IOs for ad campaigns directly with the Company. The Company is then responsible for the fulfillment of the client’s orders, which includes securing developer apps and mobile websites from which the Company will build audiences and place ads, as well as for customer support. The Company maintains the relationship with its customer. If an advertiser has any issues with its order or service, it seeks resolution of such issues directly through the Company. As a result, the Company bears the sole responsibility for fulfilment of the advertising and is the primary obligor in its arrangements with its advertiser clients.

The company has general inventory risk.

The Company is responsible for obtaining and managing the supply of developer ad space, although it does not have an obligation to pay a developer for the space until an ad is delivered. Consequently, the Company does not have general inventory risk.

The company has latitude in establishing price.	The Company has latitude in establishing the price for the advertisements delivered on behalf of its advertiser clients, as described above.

The company changes the product or performs part of the service.

The Company performs the service of delivering advertising campaigns via its operations support personnel and MYDAS, its comprehensive and complex decision optimization and targeting platform that delivers the advertising campaigns requested by its clients.

The company has discretion in supplier selection.

The Company has discretion to select the developer or publisher that will provide the ad space it delivers on behalf of its advertising clients. In addition, the Company typically does not allow advertising clients to determine the specific apps or websites on which they will advertise. In some cases, a brand advertiser may ask the Company to block advertising to a particular app or site for reasons such as competitive concerns; however, the Company’s platform will ultimately select the apps or mobile sites on which the ad is run.

The company is involved in the determination of the product or service specifications.

The Company’s MYDAS platform includes comprehensive and complex decision optimization and targeting that it utilizes to maximize its clients’ advertising dollars. The Company’s MYDAS platform actually determines which developer’s ad space is selected to run each advertisement.

The company has physical loss inventory risk.	Not applicable.

The company has credit risk.	The Company assumes the credit risk for all amounts billed to advertisers.

Indicators of Net Reporting	Company-Specific Analysis
The supplier is the primary obligor in the arrangement.	The Company, not the developer or publisher, is the primary obligor in the arrangement with the advertiser client.

The amount the company earns is fixed.

As described above, the Company earns revenue based on the amount of ads delivered, or the number of user views, clicks or downloads, depending on the arrangement with the advertiser. The amount to be earned is not fixed at the outset of the arrangement but depends on the Company’s results in delivering the requested ads.

The supplier (and not the company) has credit risk.	The Company retains the collection risk from its advertiser clients.

Based on the analysis set forth above, the Company has determined that the stronger indicators of gross reporting applicable to its business are present in its revenue-generating arrangements with advertisers.  In its analysis, the Company placed significant weight on the fact that it is the primary obligor in its arrangements.

Pursuant to the Staff’s letter, the Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MILLENNIAL MEDIA, INC.

By:	/s/ Andrew Jeanneret
Andrew Jeanneret
Executive Vice President & Chief Financial Officer